SEC MAIL PROCESSING
RECEIVED
AUG 07 2002
WASH, D.C. 155 SECTION

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02047930

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

PE 7-30-02

PROCESSED
AUG 09 2002
THOMSON
FINANCIAL

For the month of July, 2002.

MICROMEM TECHNOLOGIES INC.

777 Bay Street, Suite 1910, Toronto, Ontario, Canada M5G-2E4

[Indicate by checkmark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ________ Form 40-F ___x_____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___x_____

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROMEM TECHNOLOGIES INC.

Date: July 31, 2002

By ______________________
Name: Joseph Fuda
Title: C.E.O.

MICROMEM
Micromem Technologies Inc.
777 Bay Street, Suite 1910
Toronto, ON M5G 2C8
Telephone: 416-364-6513
Facsimile: 416-360-4034
www.micromeminc.com

Micromem Conditionally Approved to Receive Research Funding; Micromem to Restructure

Listing: OTC-Bulletin Board – Symbol: "MMTIF"

Shares issued: 46,700,937 (as of July 29, 2002)
SEC File No: 0-26005

Toronto, Ontario: July 29, 2002 – Micromem has been approved for funding by a non-profit research funding agency to support a proposed research collaboration with a university. The funding is conditional upon signing of a collaboration agreement among Micromem, the agency and a university and matching funds being advanced by Micromem. A major advantage of the funding will be that it involves no issuance of shares and therefore Micromem's shareholders will not suffer dilution as a result of the arrangement.

The company is also pleased to announce that it is in discussions with a university to be named in the future to carry on its magnetic memory R&D. This move would enable Micromem to continue its involvement in magnetic memory R&D while significantly reducing its R&D budget. The company believes that the progress of the R&D would be enhanced through the university's expertise in this area.

Accordingly, the company has already commenced restructuring its operations to achieve an orderly transition of its R&D program. As part of this restructuring, Micromem is closing its Lee's Summit, MO facility by August 31st 2002 and also plans to downsize its head office in Toronto. Dr. Dale Hensley, COO and director of Micromem, has committed to staying on as Chief Operating Officer until September 2002 to ensure the smooth transition of the R&D program to the university.

Information

For further information, please contact us at tel. 1-877-388-8930. For information about Micromem please visit our web-site at: www.micromeminc.com.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from those expressed. These uncertainties and risks include changing consumer preferences, lack of success of new products, loss of the Company's customers, competition and other factors discussed from time to time in the Company's filings with the Securities & Exchange Commission.

No securities regulatory authority has approved or disapproved of this news release.